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                      January 18, 2024

       Simon Durack
       Chief Financial Officer
       Advanced Health Intelligence Ltd.
       71-73 South Perth Esplanade, Unit 5
       South Perth, WA 6151
       Australia

                                                        Re: Advanced Health
Intelligence Ltd.
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            File No. 001-41089

       Dear Simon Durack:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology